EXHIBIT 99.2: PRESS RELEASE
Canadian Solar Signs 800MW Wafer Supply Agreement with LDK Solar
Jiangsu, and Xinyu City, China, June 30, 2008 – Canadian Solar Inc. (“the Company”, “CSI”) (NASDAQ: CSIQ) today announced it signed a ten-year supply contract with LDK Solar (NYSE: LDK), a leading manufacturer of multi-crystalline and mono-crystalline solar wafers. LDK has been a key supplier to CSI since summer of 2006. This new ten-year supply contract is in addition to the three-year supply contract signed between CSI and LDK in October 2007. LDK expects to begin the ramp up of its in-house polysilicon manufacturing project in the second half of 2008.
Under the terms of the new agreement, LDK will supply an additional 800 megawatts (MW) of solar wafers to CSI through 2018. Delivery under the new agreement is expected to start in July 2009, with approximately 40MW being shipped in 2009 and approximately 80MW annually in 2010 and beyond. This will bring total contracted wafer deliveries from LDK to CSI to 120MW in 2009 and 170MW in 2010, respectively.
With this contract, CSI has secured 70% of feedstock under favorably priced long-term contracts for its targeted 500-550MW module output in 2009.
Mr. Xiaofeng Peng, Chairman and CEO of LDK Solar commented, “We are excited to sign this new contract with CSI. The delivery schedule coincides with the expected timelines of our in-house polysilicon projects. This new contract is a testament to our commitment to delivering high quality wafers at prices competitive with any other supplier. CSI is an important and strategic customer and this contract represents another milestone in our ongoing partnership. By combining our solar wafer manufacturing capabilities with CSI’s market leading cell, module and custom-designed applications, we are able to deliver a dynamic, integrated and effective solution.”
Dr. Shawn Qu, CEO of CSI, said, “LDK supplies high-quality solar wafers and has been a long-term and strategic partner in the execution of our flexible vertical integration model. We are pleased to enter into this new agreement and believe that it will significantly boost our ability to continue to grow and improve our gross margin prospects, even under scenarios of reduced solar feed-in-tariff. Furthermore, by increasing our supply visibility for 2009 and beyond, we are once again demonstrating our ability to build strong and loyal alliances with our suppliers along the solar value chain.”
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline and mono-crystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline and mono-crystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, the Company provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. The Company’s office in the United States is located in Sunnyvale, California.
About Canadian Solar Inc. (NASDAQ: CSIQ)
Founded in 2001, Canadian Solar Inc. (CSI) is a vertically integrated manufacturer of solar cell, solar module and custom-designed solar application products serving customers worldwide. CSI is incorporated in Canada and conducts all of its manufacturing operations in China. Backed by years of experience and knowledge in the solar power market and the silicon industry, CSI has become a major global provider of solar power products for a wide range of applications. For more information, please visit http://www.csisolar.com.

Contacts:
Canadian Solar

In Jiangsu, P.R. China	In the U.S.
Alex Taylor, IR Director	Tyler Wilson
Canadian Solar Inc.	The Ruth Group
Phone: +86-512-6690-8088	Phone: +1-646-536-7018
ir@csisolar.com	twilson@theruthgroup.com

LDK Solar

Jack Lai	Lisa Laukkanen
Executive VP and CFO	The Blueshirt Group for LDK Solar
LDK Solar Co., Ltd.	lisa@blueshirtgroup.com
IR@ldksolar.com	+1-415-217-4967
+1- 408-245-8801
Safe Harbor/Forward Looking Statements for LDK
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, LDK’s ability to raise additional capital to finance LDK’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of LDK; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable LDKto fund its operations; LDK’sability to protect its proprietary information; general economic and business conditions; the volatility of LDK’soperating results and financial condition; LDK’sability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in LDK’sfilings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about LDK and the industry. These statements are based upon information available to LDK’s management as of the date hereof. Actual results may differ materially from the anticipated results because of certain risks and uncertainties.
LDK undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although LDK believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.
Safe Harbor/Forward-Looking Statements for Canadian Solar
Certain statements in this press release including statements regarding expected future financial and industry growth are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future shortage or availability of the supply of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers, including customers of our silicon materials sales; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling price; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F originally filed on May 29, 2007.

Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.